1995 SCHEDULE 13G
FILING BY:
 DIMENSIONAL FUND ADVISORS INC.
 1299 OCEAN AVENUE, 11TH FLOOR
 SANTA MONICA, CA  90401
 IRS ID# 22-2370029 (Delaware Corp.)

NAME OF ISSUER          ADVANCE ROSS CORP NE
CUSIP NUMBER            00750D103
TYPE OF SUBMISSION      New Filing



Item 3: This statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) and the person filing is an investment advisor registered under section 203 of the Investment Advisors
Act of 1940.

Item 6: All Securities reported upon in this schedule are owned by advisory clients of Dimensional Fund Advisors Inc., no one of which to the knowledge of Dimensional Fund Advisors
Inc. owns more than 5% of the class

(FOR ITEMS #5-8) NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

 SOLE VOTING POWER
  (LINE #5)                          228,000*
 *Persons who are officers of Dimensional Fund
 Advisors Inc. also serve as officers of DFA

 Investment Dimensions Group Inc., (the "Fund")
 and The DFA Investment Trust Company (the
 "Trust"), each an open-end management invest-
 ment company registered under the Investment
 Company Act of 1940. In their capacities as
 officers of the Fund and the Trust, these
 persons vote      13,200 additional shares
 which are owned by the Fund and     121,000
 shares which are owned by the Trust (included
 in Item 7 of this Schedule).
 SHARED VOTING POWER
  (LINE #6)                              N/A
 SOLE DISPOSITIVE POWER
  (LINE #7)                          362,200
 SHARED DISPOSITIVE POWER
  (LINE #8)                                0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
 (LINE #9)                           362,200
SHARES EXCLUDED
 (LINE #10)                              N/A
PERCENT OF CLASS REPRESENTED IN #9
 (LINE #11)                             5.12
TYPE OF REPORTING PERSON
 (LINE #12)                               IA